BLACKROCK INVESTMENTS, LLC
(SEC. I.D. No. 8-48436)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED DECEMBER 31, 2017 AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

****

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition, bound separately, has been filed with the Securities and Exchange Commission simultaneously herewith as a Public Document.


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


SEC FILE NUMBER
8-48436


FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder


REPORT FOR THE PERIOD BEGINNING_____1/1/17_____ AND ENDING_____12/31/17_____

MM/DD/YY   MM/DD/YY


A. REGISTRANT IDENTIFICATION


NAME OF BROKER-DEALER: BlackRock Investments, LLC

OFFICIAL USE ONLY
_____
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 East 52nd Street

(No. and Street)

New York   New York   10055

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Saurabh Pathak 212-810-8182

(Area Code – Telephone Number)


B. ACCOUNTANT IDENTIFICATION


INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP

(Name – if individual, state last, first, middle name)

30 Rockefeller Plaza   New York   New York   10112

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


FOR OFFICIAL USE ONLY


Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

BlackRock Investments, LLC

TABLE OF CONTENTS

This report** contains (check all applicable boxes):

☒ (a) Facing Page.

☒ (b) Statement of Financial Condition.

☒ (c) Statement of Income.

☒ (d) Statement of Cash Flows.

☒ (e) Statement of Changes in Member's Equity.

☐ (f)   Statement of Changes in Liabilities Subordinated to Claims of Creditors (not applicable).

☒ (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934.

☒ (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934.

☒ (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934.

☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not required).

☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not applicable).

☒ (l) An Oath or Affirmation.

☐ (m) A copy of the SIPC Supplemental Report.

☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)





AN OATH OR AFFIRMATION

I, Saurabh Pathak, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedules pertaining to BlackRock Investments, LLC (the "Company"), as of December 31, 2017, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 2/26/18
Date

Financial and Operations Principal
Title

Subscribed to before me this 26th day of February, 2018.

Notary Public

ANGELA R. CUCINOTTO
Notary Public, State of New York
No. 01CU6004803 Qualified in Queens County
Certificate Filed in New York County
Commission Expires March 30, 2018

BlackRock Investments, LLC

Financial Statements

and Supplemental Schedules

Year ended December 31, 2017

Contents



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To BlackRock Investments, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of BlackRock Investments, LLC (the "Company") as of December 31, 2017, and the related statements of income, cash flows, and changes in member's equity for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules g, h, and i listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 26, 2018

We have served as the Company's auditor since 2002.

BlackRock Investments, LLC
Statement of Financial Condition
December 31, 2017
(Dollar amounts in thousands)

Assets

Cash and cash equivalents	$	49,327
Due from related parties		40,849
Accounts receivable		134
Other assets		308
Total assets	$	90,618

Liabilities

Due to broker-dealers	$	38,985
Due to related parties		792
Accounts payable and accrued liabilities		966
Total liabilities		40,743
Member's equity		49,875
Total liabilities and member's equity	$	90,618

See accompanying notes to financial statements.

BlackRock Investments, LLC
Statement of Income
Year ended December 31, 2017
(Dollar amounts in thousands)

Revenue		
Administrative revenue from related parties	$	18,757
Commissions		3,110
Distribution and service fees		
Related parties		2,622
Other third parties		1,802
Other revenue		2,257
Total revenue		28,548
Expense		
Commissions to broker-dealers		18,257
General and administration		
Related parties		3,118
Other third parties		1,383
Total expense		22,758
Net income	$	5,790

See accompanying notes to financial statements.

BlackRock Investments, LLC

Statement of Changes in Member's Equity

Year ended December 31, 2017

(Dollar amounts in thousands)

	Member's equity
December 31, 2016	$ 49,085
Net income	5,790
Cash dividend paid	(5,000)
December 31, 2017	$ 49,875

See accompanying notes to financial statements.

BlackRock Investments, LLC
Statement of Cash Flows
Year ended December 31, 2017
(Dollar amounts in thousands)

Cash flows from operating activities	
Net income	$ 5,790
Changes in operating assets and liabilities:	
Due from related parties	4,685
Accounts receivable	8
Other assets	(71)
Due to broker-dealers	(2,797)
Due to related parties	(1,650)
Accounts payable and accrued liabilities	796
Cash flows from operating activities	6,761
Cash flows from financing activities	
Cash dividend paid	(5,000)
Cash flows from financing activities	(5,000)
Net increase in cash and cash equivalents	1,761
Cash and cash equivalents, beginning of year	47,566
Cash and cash equivalents, end of year	$ 49,327

See accompanying notes to financial statements.

1. Organization

BlackRock Investments, LLC (the "Company") is a Delaware limited liability company. The Company is a wholly owned subsidiary of BlackRock, Inc. ("BLK"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the "Act") and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company is the distributor of various BLK-sponsored mutual funds, *iShares*® exchange-traded funds and certain municipal securities (collectively, the "Funds").

2. Significant Accounting Policies

Basis of Presentation

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP").

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and a money market fund. Cash and cash equivalents are carried at either cost or amortized cost which approximates fair value due to their short-term maturities.

Fair Value Measurements

The Company uses a fair value hierarchy that prioritizes inputs to valuation approaches used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

Assets and liabilities measured and reported at fair value are classified and disclosed in one of the following categories:

-Level 1 Inputs: Quoted prices (unadjusted) in active markets for identical assets or liabilities at the reporting date.
-Level 2 Inputs: Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

-Level 3 Inputs: Unobservable inputs for the valuation of the asset or liability, which may include non-binding broker quotes.

The Company's financial assets measured at fair value consist of an investment in a third-party money market fund which is included in cash and cash equivalents on the statement of financial condition. At December 31, 2017 and during the year then ended, the Company's investment in the third-party money market fund of $30.2 million was classified as Level 1. The carrying value of the money market fund approximates its fair value, which was based on a quoted market price.

Revenue Recognition

Administrative revenue from related parties is based on the estimated market value of the services provided and is recognized in the period in which the services are performed.

The Company earns commissions on the sale of BLK open-end mutual fund shares and municipal securities. Commissions revenue is recorded at the time of the sale of the Funds.

The Company earns distribution fees and service fees from various Funds on sales of certain mutual fund share classes and municipal securities. Distribution fees and service fees are based on a contractual percentage of assets under management and recognized when earned. The Company re-distributes substantially all of these fees to the ultimate third-party selling broker-dealers of the Funds and to the below-mentioned wholly owned subsidiary of BLK. The Company accounts for these fees net of the outgoing payments on the statement of income. Additionally, the Company receives a contingent deferred sales charge based on a contractual percentage of the lower of the investor's initial investment or assets under management at the time of redemption for a certain share class if investors redeem shares before the expiration of a minimum holding period.

The Company pays selling broker-dealers an up-front sales commission upon the selling broker-dealer delivering an investment into the Funds. For certain share classes, this sales commission is initially recorded by the Company as a deferred sales commission ("DSC") asset representing the right to future distribution and service fees. Pursuant to a sale and servicing agreement, the Company sells this DSC asset to a wholly owned subsidiary of BLK. The Company does not have continuing involvement with the transferred rights, nor does it have any recourse to the transferred rights and the transaction qualifies as a sale under GAAP. The Company reports the sale of the DSC asset on a net basis on the statement of income. During the year ended December 31, 2017, the Company sold $13.9 million of DSC assets with no gains or losses recognized on the statement of income. The Company terminated the sale and servicing agreement effective December 31, 2017.

Other revenue includes placement fees which are recognized when earned.

Income Taxes

The Company is a disregarded entity for U.S. tax purposes and generally is not subject to income taxes. BLK is individually liable for income taxes, if any, on the Company's net taxable income. Accordingly, no income tax provision has been recorded.

A tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position would be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized. The Company has not recorded any income tax liabilities on its statement of financial condition at December 31, 2017.

Recent Accounting Pronouncement

Revenue from Contracts with Customers

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers* ("ASU 2014-09"). ASU 2014-09 outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The guidance also revises the criteria for determining if an entity is acting as a principal or agent in certain arrangements.

The key change in the standard that impacts the Company's revenue recognition relates to the presentation of certain distribution costs, which are currently presented net against commissions and distribution and service fees and will be presented as an expense on a gross basis. The Company adopted ASU 2014-09 effective January 1, 2018 on a modified retrospective basis. The Company currently expects the gross up to revenue to be approximately $450 million with a corresponding gross up to expense.

3. Related Party Transactions

As a distributor of certain Funds, the Company receives distribution and service fees from the Funds and re-distributes substantially all of those fees to the ultimate third-party selling broker-dealers of these Funds and a wholly owned subsidiary of BLK. As referenced in Note 2, these fees are recorded on a net basis on the statement of income. Pursuant to these arrangements, $39.6 million was due from these Funds and $0.8 million was payable to the wholly owned subsidiary of BLK at December 31, 2017. Additionally, during the year ended December 31, 2017, the Company earned $2.6 million of distribution and service fees from the Funds which are included in distribution and service fees - related parties on the statement of income.

The Company provides certain distribution services for a fee to a wholly owned subsidiary of BLK. The fee earned by the Company is included in administrative revenue from related parties on the statement of income. Certain wholly owned subsidiaries of BLK provide general and administration services to the Company. Charges for such services are based on actual usage or on defined formulas, which, in management's view, result in reasonable allocations. Charges incurred by the Company are included in general and administration - related parties on the statement of income. Amounts due from related parties pertaining to these transactions were $1.2 million at December 31, 2017.

Outstanding amounts related to the above transactions are recorded net in due to and due from related parties where the legal right and intent to offset exists.

4. Indemnifications, Commitments and Contingencies

In the normal course of business, the Company may enter into contracts and agreements that contain a variety of representations, warranties and general indemnifications. The Company's maximum exposure under these arrangements cannot be quantified as this could involve future claims that may be made against the Company that have not yet occurred. Management believes that the likelihood of any material liability arising under these arrangements is remote. No related liability has been recorded in the statement of financial condition.

In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain regulatory investigations and proceedings. Some of these matters may involve claims of substantial amounts. It is the opinion of management, after consultation with legal counsel, that there are no matters pending against the Company that would have a material effect on the financial statements of the Company at December 31, 2017.

5. Net Capital Requirements

The Company calculates its net capital using the alternative method under Rule 15c3-1 of the Act, which requires the Company to maintain minimum net capital of the greater of $250 thousand or 2% of aggregate debits, as defined. At December 31, 2017, the Company had net capital of approximately $32.3 million, which was $32.1 million in excess of its required net capital of $250 thousand.

6. Subsequent Events

The Company conducted a review for subsequent events through the date these financial statements were issued and determined that no subsequent events had occurred that would require accrual or additional disclosures.

BlackRock Investments, LLC
Computation of Net Capital for Brokers and Dealers
Pursuant to Rule 15c3-1 Under the
Securities Exchange Act of 1934
December 31, 2017
(Dollar amounts in thousands)

Computation of net capital

Member's equity	$	49,875
Less: Non-allowable assets		(16,948)
Net capital before haircut		32,927
Less: Haircut on cash equivalents		(604)
Net capital	$	32,323
Minimum capital required	$	250
Capital in excess of minimum required	$	32,073
Net capital in excess of the greater of 5% of combined		
aggregate debit items or 120% of minimum capital requirement	$	32,023

Note:

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited FOCUS Report (Form X-17A-5 Part II) filing as of December 31, 2017, as filed on January 25, 2018, and as amended on February 23, 2018.

BlackRock Investments, LLC
Computation for Determination of Reserve Requirements for Brokers and Dealers
and Information Relating to the Possession or Control Requirements
Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
December 31, 2017

The Company is exempt from the provisions of the Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(i) of that Rule.